Exhibit 99.1

Nevada Geothermal Power Inc. Acquires Edna Geothermal Project at Nevada Lease Auction

Vancouver, B.C. (May 14, 2010), Nevada Geothermal Power Inc. (NGP), (TSX.V: NGP, OTCBB: NGLPF) announced today that it was the successful bidder in the May 11, 2010 Nevada State Bureau of Land Management lease sale on a 12 square mile (7,072 acre) parcel of land in the Pumpernickel Valley, Humboldt County Nevada.

The new Edna Geothermal Project is accessible by road and is located a few miles northeast of NGP’s Pumpernickel Valley Geothermal Project, two miles south of the Interstate Highway 80, and nine miles west of the Valmy coal-fired power plant owned by NV Energy and Idaho Power. An existing 125 KV power transmission line crosses the northern part of the Edna leases.

The Edna geothermal prospect was identified by NGP in 2009. Field exploration and other research indicated a favorable geological and structural setting, significant evidence of past and present hydrothermal activity associated with extensional faulting, and a thermal anomaly significantly larger than previously recognized. Geochemistry analysis of geothermal brine collected from an undocumented hot well located within the newly acquired lease area suggests parent geothermal reservoir temperatures of 385°F - 397°F (196°C - 203°C). Temperature measurements within the same well to a depth of 1130 feet (345 meters) demonstrated a thermal gradient of 7F°/100 feet (128°C/km), indicating that commercial reservoir temperatures may occur within 5000 feet (1500 meters) of surface.

Brian Fairbank, President and CEO said, “This new acquisition solidifies NGP’s land holdings within the Pumpernickel Valley. We are excited about the potential to develop the Edna Geothermal Project in tandem with the Company’s more advanced Pumpernickel Valley Geothermal Project. NGP anticipates that significant cost savings can be realized at Edna since the Company already plans to have crews and drills in the vicinity through the next several years”.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior, in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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